Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

March 31, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Brighthouse Life Insurance Company

Brighthouse SmartGuard Plus

Registration Statement on Form S-3

Dear Commissioners:

On behalf of Brighthouse Life Insurance Company (the “Company,” the “Registrant,” “Brighthouse” or “BLIC”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to us by letter dated February 15, 2023 with regard to the registration statement on Form S-3 (the “Registration Statement”) filed under the Securities Act of 1933, as amended (the “Securities Act”) with the Commission on November 30, 2022, relating to a flexible premium adjustable life insurance policy (the “Policy”), referred to as Brighthouse SmartGuard Plus. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Policy’s prospectus included within the Registration Statement.

For convenience, the Staff’s comments are repeated below, followed by the Company’s response.

General

1.

Comment: Please confirm that all missing information, including all appendices, exhibits and financial statements, will be filed in a pre-effective amendment to the registration statement. We may have further comments when Brighthouse supplies the omitted information. Per Item 12(a)(2) of Form S-3, also incorporate by reference all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report cited.

Response: The Company confirms.

2.

Comment: Supplementally, please inform us whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether Brighthouse will be solely responsible for any benefits or features associated with the Contract.

Response: The Company confirms that Company will be solely responsible for any benefits or features associated with the Policy.

3.	Comment: As is noted below, the prospectus uses a large number of defined terms, a considerable number of which are simply derivations of other defined terms. We believe

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an excessive use of terms that are derived from other defined terms may impede an understanding of the terms and features of the Policy. We ask that Brighthouse consider carefully minimizing the number of these defined terms where possible, in a manner consistent with plain English principles, in order to avoid investor confusion.

Response: The Company has made the requested revisions.

Cover Page

4.

Comment: The cover page summarizes the advantages of the GDR. Please briefly summarize here the limitations (i.e., noting that Distribution Payments cannot exceed a specified annual amount and that a minimum amount of premiums must be paid into the policy to avoid termination of the rider).

Response: The Company has made the requested revisions. However, Distribution Payments are not always an annual amount. For clarification, the Company has revised the disclosure to state that each Distribution Payment cannot exceed a specified amount.

5.

Comment: The cover page notes the minimum amount of Policy Proceeds, but it is not clear what Policy Proceeds are without reference to the body of the prospectus. Please clarify that Policy Proceeds are the death benefit under the Policy, modified for certain adjustments.

Response: The Company has removed the reference to Policy Proceeds and revised the disclosure to state that the GDR guarantees a minimum death benefit amount.

6.

Comment: The cover page notes investment losses could be greater if the investor “request[s] certain transactions before the Segment Maturity Date because of the Interim Segment Value calculation.” It is not clear what these terms mean without reference to the body of the prospectus. Please revise to summarize briefly and in plain English the effect of transactions taken before the end of a Segment.

Response: The Company has omitted the Cover Page reference to transactions, which not inconsistent with appropriate Cover Page disclosures nor with our suite of index-linked annuity contract prospectuses.

7.

Comment: The cover page notes the Interim Segment Value calculation can result in a loss of Cash Value even if the Segment Index Performance has been positive. The prospectus discloses that Interim Segment Value is reduced for transactions, deductions and market changes on a dollar for dollar value, so it is not clear how Cash Value could be reduced even if Segment Index Performance is positive. Please revise to clarify what is intended.

Response: The Company has deleted the disclosure. The Interim Segment Value calculation will not result in a loss of Cash Value when the Segment Index Performance is positive.

Special Terms

8.

Comment: In “Accrued Buffer Rate,” please revise the last sentence to make clear that that buffer is lower for purposes of determining Interim Segment Value the sooner in the Segment the determination of that value is made. Please also revise the last sentence of the definition for Accrued Cap Rate as appropriate to conform to this comment, and make conforming changes in the rest of the prospectus as appropriate.

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Response: The Company has made the requested revisions.

9.

Comment: The second sentence of the Accrued Index Return states it “is determined using the Segment Index Performance.” The prospectus indicates the only adjustment to Accrued Index Return from the Segment Index Performance is the application of the reduced buffer and cap rates. Please clarify supplementally whether the Accrued Index Return in fact equals the Segment Index Performance as adjusted for those reduced buffer and cap rates. If so, please revise this definition accordingly, and make corresponding changes elsewhere in the prospectus as appropriate.

Response: The Company revised the definition of Accrued Index Return to clarify that it is equal to the Segment Value (on the date of Interim Segment Value calculation) multiplied by the Segment Performance Rate (formerly referred to as the Segment Index-Linked Credit Rate).

10.	Comment: Delete “if applicable” at the end of “Annual Deduction” because the GDR charge always applies.

Response: Respectfully, the Company declines to make this change because the disclosure is accurate as is. The GDR Charge will not be deducted after Distributions Payments terminate or the GDR terminates. As a result, the Company determined that the phrase “as applicable” is necessary.

11.	Comment: In “Annual Lapse Prevention Premiums,” please consider describing in some general way the relationship between these premiums and the Face Amount.

Response: The Company has made the requested revisions.

12.	Comment: In “Annual Indexed Account Charge,” please provide a brief description of the purpose for the charge.

Response: The Company has removed this term from the Special Terms section.

13.	Comment: Combine the definitions of “BLIC” and “We, Us, Our and the Company.”

Response: The Company has made the requested revisions.

14.	Comment: In “Excess Loan,” please note the occurrence of an Excess Loan may suspend the protection of the Lifetime Lapse Prevention Benefit.

Response: The Company has revised the definition of “Excess Loan” to note that an Excess Loan will terminate the Lifetime Lapse Prevention Benefit.

15.

Comment: The definition of “Good Order” runs approximately 14 lines, with details that could be briefly summarized (e.g., required identifying details, sufficient information to permit allocations of amounts contributed). Please revise accordingly, including a cross reference to a section that would contain the details currently provided in the definition.

Response: The Company has made the requested revisions.

16.

Comment: Please revise the definition of “Holding Account” to clarify what is meant by “associated Indexed Account,” e.g., the Indexed Account to which the investor intends to have the Net Premium allocated. Please also note here the Holding Account is a fixed interest account.

Response: The Company has made the requested revisions.

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17.

Comment: “Indexed Account Cash Value” refers, in part, to the Segment Value on the Start Date and Maturity Date. Therefore, in “Segment Value,” please better distinguish the Segment Value on the Start Date and the Maturity Date where the latter should also reflect Segment Index-Linked Credit Rate.

Response: The Company has made the requested revisions.

18.

Comment: In “Interim Segment Value,” add Accelerated Death Benefit and Distribution Payments under the GDR as additional transactions that utilize the Interim Segment Value, and reconcile the list of such transactions here with list of events under “Interim Segment Value” on page 14. In addition, please make clear here, and throughout the prospectus as appropriate, that the Interim Segment Value is adjusted for transactions, deductions and credits resulting from the Accrued Interest Rate on a dollar for dollar basis.

Response: The Company has made the requested revisions.

19.

Comment: Understanding the “Excess Loan” condition to the Lifetime Lapse Benefit requires reference to the definitions of Excess Loan and Policy Loan Balance. Please revise here and in the Summary to describe briefly the condition in plain English (e.g., there must be some unloaned Cash Value).

Response: The Company has made the requested revisions.

20.

Comment: The definition for “Policy Deduction Method” states that deductions are taken proportionally from the Fixed Account, Holding Accounts and Indexed Accounts, and that the sum of values in an Indexed Account and its associated Holding Account “is considered one proportion.” For clarity, please note instead that deductions are taken proportionally from each Indexed Account and its associated Holding Account, considered together, and the Fixed Account.

Response: The Company has made the requested revisions.

21.

Comment: Please revise Segment Index Performance definition to clarify it is the Segment Index- Linked Credit Rate at the end of a Segment, as adjusted by the applicable cap or buffer. Please also consider revising this term to connote it more clearly as a rate.

Response: The Company believes the Staff’s comment inadvertently referred to the definition of Segment Index Performance but meant to refer to the definition of Segment Index-Linked Credit Rate. As a result, the Company has made the requested revisions to Segment Performance Rate (formerly referred to as the Segment Index-Linked Credit Rate).

22.	Comment: Given the terms Segment Maturity Cash Value and Interim Cash Value, it is unclear from the definition of Segment Value what is its purpose. Please clarify this supplementally.

Response: For clarity, the Company has removed the term “Segment Maturity Cash Value” from the prospectus, and, where applicable, replaced with the phrase “Segment Value on a Segment Maturity Date.” The remaining terms, Segment Value and Interim Segment Value, are two distinct terms under the Policy, although on certain days during a term they are equal. Simply put, the Segment Value is the investment amount allocated at the start of the Segment, which is subsequently reduced over the course of the Segment Term for any loans or payments applied to an Accelerated Death Benefit by the same percentage that such loans or payments reduce the Interim Value. Interim

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Segment Value is the value we assign to each Indexed Account on any Business Day prior to the Segment Maturity Date.

Summary (page 9)

23.	Comment: If not on the front cover page, then please briefly describe the Free Look in the Summary.

Response: The Company has made the requested revisions.

24.

Comment: In the second paragraph, please note here that this guarantee is conditional and add a brief summary of what those conditions are. Also, please note here and throughout the prospectus as appropriate that these payments are in effect loans and summarize what is the potential effect of Distribution Payments in excess of Cash Value on Policy Proceeds. In addition, please make the discussion its own paragraph separate from the rest of the current paragraph.

Response: The Company has made the requested revisions.

25.	Comment: In the third paragraph:

a.	Please revise the second sentence to indicate that investors may receive positive interest based on an Index’s positive returns.

b.	Please revise the second sentence to reference various Buffer Rates, i.e., each protects its own specified level of negative return.

Response: The Company has made the requested revisions.

26.

Comment: In the fourth paragraph, the prospectus notes the Buffer Rates associated with each Indexed Account. Please clarify the extent to which these rates will be offered throughout the term of the Policy.

Response: The Company has made the requested revisions.

27.	Comment: In the fifth paragraph, please apply a Cap Rate that is lower than the Segment Index Performance to better illustrate the impact of the Cap Rate.

Response: The Company has made the requested revisions.

28.	Comment: In the sixth paragraph, please clarify when investors have to provide reallocation instructions and how they should provide those instructions.

Response: The Company has made the requested revisions.

29.

Comment: In the ninth paragraph, please supplement the reference to Cap Rates and Buffer Rates not being “fully accrued” to make clear here and throughout the prospectus that these are lower the earlier in the Segment Term that Segment Value and Interim Segment Value are calculated. Please also address any pro-rata reduction of amounts remaining after Segment Value is calculated that could reduce Segment Value on more than a dollar for dollar basis if the Accrued Index Rate is negative at the time of the calculation.

Response: The Company has made the requested revisions.

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30.

Comment: Since the tenth paragraph discusses the purposes for which Interim Segment Value is used, please consider moving the paragraph ahead of the immediately preceding paragraph, which discusses how Interim Segment Value is calculated. In addition, this and the immediately preceding paragraph use many defined terms, which forces the reader to make multiple cross references to the Special Terms section to understand what is being said. To avoid this result, please consider revising these paragraphs of the Summary as well as others using multiple defined terms to convey in plain English what is intended.

Response: The Company has moved the tenth paragraph as suggested and revised for plain English.

31.	Comment: In the Indexed Account row of the Key Features table, please add Index and Buffer to the list in the last sentence.

Response: The Company has revised the disclosure in the Indexed Account row.

32.

Comment: In the Guaranteed Distribution Rider row of the Key Features table, please summarize briefly what “modified endowment contract” means in plain English. In addition, please provide some examples of the circumstances under which this could happen in the section on GDR or in a section further discussing modified endowment contracts.

Response: The Company has made the requested revisions.

33.	Comment: Please provide cross-references for those feature that have dedicated sections in the prospectus, e.g., Death Benefit, Surrender Charge, and the particular Charges and Expenses among others.

Response: The Company has made the requested revisions.

34.

Comment: In the Allocations and Transfers row of the Key Features table, please briefly describe when and how reallocation instructions must be submitted in order to avoid amounts being reallocated to the Holding Account until the following Policy Anniversary. Please also supplement the narrative in this row to state explicitly that reallocations out of an Indexed Account mid-Segment are not permitted.

Response: The Company has revised the disclosure, as requested and as appropriate. “Reallocation” (please note the Company uses the term “transfer”) amounts are not placed in a Holding Account under any circumstances. If the Company does not receive good instructions by the end of the Transfer Period for any maturing Segments, and the same Indexed Account is not available, amounts will be transferred to the Fixed Account. In addition, any requested “reallocation” of Policy Value from the Fixed Account and/or another Indexed Account to an Indexed Account will be processed on the Policy Anniversary (or during the Transfer Period). The Holding Accounts are only used in connection with premium payments, not reallocations.

35.

Comment: The Access to Your Money row of the Key Features table refers to Loan Value, which is not defined until page 36. Please ensure that all defined terms are defined either prior to or at first use. In the case of Loan Value, provide a plain English description at its definition of the difference between it and “unloaned Cash Value,” a term that is used elsewhere in the prospectus. Please also revise the prospectus to clarify whether anything more than the principal of outstanding loans (e.g., accrued interest) is considered in determining unloaned Cash Value.

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Response: The Company has revised the “Access to Your Money” row for Plain English, and omitted the use of the later-defined term. The Company has also revised relevant disclosure to distinguish between Loan Value and unloaned Cash Value, and clarified its calculation.

36.

Comment: Appendix D indicates that the One-Time payment can equal up to the cumulative amount of all Maximum Distribution Payments not taken to date. Please ensure this is made clear in the Access to Your Money row of the Key Features table, in the Summary and in the Guaranteed Distribution Rider section.

Response: The Company has made the requested revisions.

37.

Comment: In the Death Benefit row of the Key Features table, please briefly describe how the death benefit amount is calculated. In addition, please clarify that outstanding Distribution Payments aggregating more than Cash Value at the time of death will reduce the death benefit on a dollar for dollar basis. Given the importance of the death benefit in a life policy, this should be made clear in the cover page as well.

Response: The Company has made the requested revisions.

38.

Comment: Please separate the Charges and Expenses row of the Key Features table from the rest of the Key Features table and include a separate fee table that addresses the disclosure requirements of fee tables in Form N-6.

Response: The Company has made the requested revisions.

Risk Factors (page 14)

39.

Comment: The first bullet under “Interim Segment Value” is unclear. Please clarify that the actions referred to are those taken before the Segment Maturity Date. Also, please clarify why Indexed Account Cash Value is transferred to the Fixed Account if Distribution Payments are started when Segment Index Performance is negative. In addition, for clarity, please break out the actions referred to into separate sub-bullets.

Response: The Company has made most of the requested revisions. Respectfully, the Company believes that the existing disclosure regarding a transfer of Indexed Account Cash Value to the Fixed Account if Distribution Payments are started is sufficient. Investors can request to start Distribution Payments, subject to certain conditions that are fully disclosed, and they are permitted to do so when Segment Index Performance is negative. This section of the Risk Factors already discloses that negative Segment Index Performance could have an impact on the Interim Segment Value calculation.

40.	Comment: Please clarify in the third bullet in “Interim Segment Value,” as is done with the preceding bullets, that Interim Segment Value may be less than the value at the Segment Maturity Date.

Response: The Company has made the requested revisions.

41.	Comment: In “Risk of Lapse,” please note that meeting the Planned Payment Schedule may not be sufficient to avoid policy lapse.

Response: The Company has made the requested revisions.

42.	Comment: Please revise “GDR Risks,” for the following:

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a.	Instead of noting that Brighthouse may “involuntarily” terminate the rider, consider noting that there are circumstances that on their own will terminate the rider.

b.

In the sentence noting a loan that exceeds “the available Distribution Payments” could terminate the GDR, please clarify that the excess relates to the available Distribution Payments for that policy year.

c.

In the sentence noting Brighthouse will not refund any portion of the Annual Indexed Account Charge when Distribution Payments begin, please clarify whether the charge will continue at that point and, if so, note this in the Summary.

Response: The Company has made the requested revisions. With respect to comment 42.b., the Company revised the disclosure to note that the GDR will terminate if an additional loan is taken (i.e., a loan outside of your scheduled Distribution Payments), if that additional loan exceeds the One-Time Payment, if available.

43.

Comment: In “Availability of Indexed Accounts,” the consequences of possibly having only one indexed option, e.g., the investor may not find the remaining option attractive and as a consequence could face surrender charges if the investor chooses to withdraw, should be made explicit. Also, the cover page should prominently disclose that the Policy may offer no more than a single Indexed Account at any time. In addition, please note the risk that the terms available for new Indexed Accounts at the start of a new Segment may be unacceptable.

Response: The Company has made the requested revisions.

44.	Comment: In “An Indexed Account may be Substituted,” please disclose whether registrant also reserves right to change the Index at the end of the Segment Term.

Response: The Company has made the requested revisions.

45.

Comment: In last paragraph of “Loan Risks,” please clarify whether “any other loan will terminate the GDR” is true regardless of whether such amounts exceed the Maximum Distribution Payment and or if taken after a One-time Payment.

Response: The Company has made the requested revisions.

46.	Comment: Please re-label “The Company” to alert readers to the credit risk they assume in investing in the Policy, and move this risk to be the second risk in the section.

Response: The Company has made the requested revisions.

The Life Policy (page 19)

47.	Comment: In the third sentence of the second paragraph, please clarify what types of changes are being referred to by “Any change” and by whom.

Response: The Company has revised the disclosure for clarification.

48.	Comment: In the first paragraph of “Rights Reserved by Us,” for clarity, please revise “but only such” as “but only if such.”

Response: The Company has made the requested revision.

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Paid-Up Life Insurance Option (page 21)

49.	Comment: “Paid-Up Life Insurance” does not appear to be a defined term. Please briefly clarify the meaning of the phrase.

Response: The Company has made the requested revisions.

Premiums (page 22)

50.

Comment: This section states certain limits imposed on premiums under federal tax law. Please clarify supplementally whether Brighthouse on its own reserves the right to restrict future premium payments.

Response: We do not reserve the right to further restrict premium payments, except for as disclosed in this section.

Indexed Accounts (page 22)

51.	Comment: For clarity, please note that the right to stop offering any Indexed Account is subject to the obligation to make at least one Indexed Account always available.

Response: The Company has made the requested revisions.

Segment Term (page 24)

52.	Comment: Please delete the second “, or equal to the prior Cap Rate” phrase at the end of the last sentence of the last paragraph.

Response: The Company has made the requested revisions.

Segment Value (page 27)

53.

Comment: As a general matter, please more fully discuss and incorporate the impact of certain withdrawals that trigger an Interim Segment Value calculation, i.e., the proportional reduction to the Segment Value at Policy Start Date, Segment Start Date/Policy Anniversary, and Segment Maturity Date.

In doing so, please also explain that proportional reductions where there has been a loss in the reference index at the time of the reduction, means that Segment Value before the withdrawal will be reduced on more than a dollar-for-dollar basis.

a.

Please reconcile the second bullet point under “Indexed Account Cash Value” with the section “On any other day, prior to the Segment Maturity Date, the Segment Value equals” appearing further below it.

b.	In the second sentence of “Segment Maturity Cash Value,” for clarity, please revise “Accelerated Death Benefit payment occurred” as “Accelerated Death Benefit payment that occurred.”

Response: The Company has made the requested revisions, as appropriate.

We note supplementally that there are no transactions that trigger an Interim Segment Value calculation at the Policy Start Date or the Segment Maturity Date. We calculate an Interim Segment Value on each Business Day between the Segment Start Date and prior to the Segment Maturity Date.

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With respect to comment 53.a., while we have moved the section entitled “Indexed Account Cash Value,” out of the Segment Value section, we respectfully submit that its definition is not inconsistent with the Segment Value sub-section that starts: “On any other day, prior to the Segment Maturity Date, the Segment Value equals…” The Indexed Account Cash Value does, in fact, equal the Interim Segment Cash Value on all days other than the Segment Start Date and the Segment Maturity Date, while the Segment Value does not equal either the Interim Segment Value or the Indexed Account Cash Value on those days.

During the Segment Term, the Interim Segment Value is the amount we use to determine the Indexed Account Cash Value prior to the Segment Maturity Date. The Indexed Account Cash Value is part of the Policy Cash Value, which determines how much is available for certain transactions, including loans and Accelerated Death Benefit payments. The calculations for Interim Segment Value and Segment Value are two separate operations. During the Segment Term, if there is a loan request or a request to for an Accelerated Death Benefit payment, we reduce the Interim Segment Value by the dollar amount of such transaction, and transfer that dollar amount of Cash Value to the Loan Account (for a loan) or apply it to an Accelerated Death Benefit payment. The Segment Value (i.e. the amount remaining in the Segment after such transaction) will be reduced proportionately by the amount transferred to the Loan Account or applied to the Accelerated Death Benefit payment.

With respect to comment 53.b., the Company has removed the term Segment Maturity Cash Value from the prospectus and deleted this paragraph.

Calculating Your Segment Maturity Cash Value on a Segment Maturity Date (page 29)

54.	Comment: Please incorporate examples for the calculation of Segment Maturity Value reflecting the impact of an Interim Segment Value calculation.

Response: The Company has added a cross-reference to the “LOANS” section and Examples 4A and 4B, which show how we calculate Segment Value on a Segment Maturity Date reflecting the impact of an Interim Segment Value Calculation.

Interim Segment Value Calculation (page 30)

55.

Comment: Please clarify here and in the Summary whether and how an investor can find out Interim Segment Value apart from initiating any of the described events that trigger an Interim Segment Value calculation.

Response: The Company has made the requested revisions.

56.

Comment: The paragraph immediately preceding the “Accrued Index Return” subsection indicates when an investor takes a loan or accelerates the death benefit, Brighthouse will apply the Policy Deduction Method to determine the reduction to Segment Value. Please clarify whether the investor has any option to choose the percentages applied and/or from where those monies are taken.

Response: The Company has made the requested revisions.

57.

Comment: These examples in this section show Interim Segment Value where there had been no prior transactions or deductions for charges. Please revise these examples to show the effect of fees and charges. In addition, please provide examples where there have been such transactions taking place when ISV was negative, to show the effect of pro-rata deductions.

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Response: The Company has revised examples 2A and 2B in order to show how the Annual Deduction is deducted from the Segment Value. Respectfully, we note that there are only two types of transactions that result in a proportionally reduced Segment Value: Accelerated DB and non-GDR loan. We have provided an example of when the Segment Index Performance is negative, which shows the proportional reduction to the remaining Segment Value after the loan is taken. See Example 4C (formerly 4B).

Transfers (page 33)

58.

Comment: The first and second sentences of the third paragraph of “Transfer to and from the Indexed Accounts If You are Not Receiving Distribution Payments Under the GDR” notes that Segment Maturity Cash Value will be automatically renewed into the same Indexed Account absent contrary instructions. Please note when and how those instructions should be provided, highlight these statements in bold, and ensure that this disclosure is included in the Summary. Separately, the last two sentences of the fourth paragraph of this subsection are duplicative. Please delete one.

Response: The Company has made the requested revisions.

Loans (page 35)

59.

Comment: In the disclosure following the bullet points under “Loans that are not Distribution Payments under the GDR,” please briefly discuss the Loan Account guaranteed minimum interest rate, i.e., of the “interest rates” identified in the second and fourth bullet points, it is the only one not discussed.

Response: The Company has made the requested revisions.

60.	Comment: Please provide an example to illustrate the operation of the calculation described in the bullets.

Response: The Company has made the requested revisions.

61.

Comment: In the third paragraph following the bullet points, please clarify whether proportional reduction in the various Accounts for a loan is the only method to allocate the deduction for the loan. Please also clarify why these amounts are transferred (e.g., to serve as security for the loan being taken).

Response: The Company has made the requested revisions.

62.	Comment: Example 4 - Loans

a.	Please revise the first sentence to explain more precisely what the examples are demonstrating, i.e., loan impact on Interim Segment Value and subsequent impact on Segment Maturity Cash Value.

b.	In both Example 4A and 4B, please add additional line items for recalculation of Segment Value reflecting the proportional reduction of the loan deduction from the Interim Segment Value.

c.	Footnotes 9 and 10 should be revised to explain that Segment Value at Segment Start Date had been adjusted for a loan.

Response: The Company has made the requested revisions in 62.a. and 62.c. With respect to 62.b., the Company notes that examples 4B and 4C (formerly 4A and 4B) have a line item called

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“Segment Value adjusted loan amount.” This line item shows the Segment Value remaining in the Segment, which reflects a proportional reduction of the loan deduction based on the reduction to the Interim Segment Value.

Cash Value (page 40)

63.	Comment: When describing the various Cash Values, please confirm the descriptor “on the prior day” or “since the prior day.”

For example, when the first bullet point under “The Cash Value in the Fixed Account on a Policy Anniversary equals:” ends with “on the prior date,” it leaves open the question how the Cash Value on the prior day would differ from the Cash Value in the Fixed Account on the Policy Start Date.

For clarity, instead, the first bullet point could end with “on the prior Policy Start Date or Policy Anniversary as applicable” where the difference would appear to be the Fixed Account interest credited to the Fixed Account referenced in the second bullet point. The second bullet point could then be revised as “up to the prior day” instead of “since the prior day.”

Response: Company has revised the disclosure to clarify the Fixed Account Cash Value on the Policy Start Date, on a Policy Anniversary, and on any other day. Respectfully, the Company declines to make the requested change (i.e., using the phrase “up to the prior day”) because it is not an accurate description of how we calculate Fixed Account Cash Value where interest is credited on a daily basis.

64.

Comment: In the first set of bullet points under “Holding Account Cash Value,” please clarify that these amounts would be moved to the designated Indexed Account by the end of the Transfer Period for that Segment. Also, please supplementally clarify the circumstances under which amounts would be transferred from the Holding Account to the Loan Account on a Policy Anniversary.

Response: Respectfully, the Company declines to make this change because Holding Account Cash Value is transferred to the associated Indexed Account on the Policy Anniversary (not by the end of the Transfer Period). Under our current administrative procedures, we allow subsequent transfers to and from the Indexed Accounts during the Transfer Period, and we will treat the transfer as if it occurred on the Policy Anniversary.

65.	Comment: For clarity, please revise the “Basis of Computation” caption to refer to the values discussed in the section.

Response: The Company has made the requested revisions.

Death Benefit (page 42)

66.	Comment: For clarity, please revise the description of the death benefit to note the death benefit is the major component of the amounts paid out as Policy Proceeds after the death of the insured.

Response: The Company has made the requested revisions.

67.

Comment: With respect to the minimum death benefit factors associated with the “Cash Value” death benefit, please explain more fully what these are and how they affect the sum of the Cash Value plus Annual Deduction Refund, and include an example for a typical insured.

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Response: The Company has made the requested revisions and included an example showing the calculation of the death benefit.

Surrenders (page 43)

68.

Comment: The two sentences in the first paragraph describing Cash Surrender Value seem inconsistent, by referring to different deductions. For clarity, substitute the phrase, “the amount you receive will be the Cash Surrender Value,” in place of the phrase, “the Cash Surrender Value you receive will not be less than the Cash Surrender Value ”

Response: The Company respectfully declines to make the requested revisions. The Company has revised this paragraph for clarity.

Guaranteed Distribution Rider (page 44)

69.	Comment: Please revise the narrative describing the calculation of the GDR charge for plain English, and provide an example.

Response: The Company has made the requested revisions.

70.

Comment: The third to last and second to last paragraphs under “GDR Charge” on page 44 appear redundant. Please combine. Also, please clarify whether the range represents the maximum fees and include an example of fees for a typical insured. In addition, please also disclose how to obtain more information about the GDR Charge that would apply to an investor.

Response: The Company has made the requested revisions.

71.

Comment: In “Summary of the GDR,” please disclose the relationship among the Distribution Payment amount, payment frequency, and payment duration. This should also include when and how the investor selects each of these features, what are the options and limitations of each, and how they interact with the Distribution Payment amount. Similarly, in the first sentence of the second paragraph under “Distribution Start Date,” please clarify what the default duration and frequency are if the investor fails to make any changes.

Response: The Company has made the requested revisions.

72.

Comment: In the second paragraph of “Summary of the GDR,” the prospectus states that Guaranteed Minimum Distribution Payment amounts are contractually declared at the time the Policy is issued. Since Policy Cash Value is unknown when Distribution Payments begin, please clarify supplementally how Guaranteed Minimum Distribution Payments are determined.

Response: The Company notes supplementally that the Minimum Guaranteed Distribution Payment are dollar amounts contractually declared at issue. They are based on policy-specific details such as Issue Age, sex, and the chosen Distribution Payment Duration and vary by Attained Age.

73.	Comment: In the third paragraph of “Summary of the GDR,” for clarify point out that the Maximum Distribution Payment is an annual amount.

Response: The Maximum Distribution Payment is not an annual amount, but rather the maximum amount you can receive per Distribution Payment (depending on the frequency of payments). The Company has revised the disclosure for clarity.

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74.

Comment: In the first paragraph of “Distribution Payments,” the prospectus notes that the Maximum Distribution Payment is locked in on the Distribution Start Date, but adds that an investor may request to change the amount of the Distribution Payment at any time. For clarity, please note that increasing Distribution Payment amounts will reduce the available Maximum Distribution Payment earlier in the Policy year.

Response: The Maximum Distribution Payment is not an annual amount, but rather the maximum amount you can receive per Distribution Payment (depending on the frequency of payments). The Company has revised the disclosure to reflect that the investor can increase the amount of future Distribution Payments up to the Maximum Distribution Payment.

75.

Comment: In the first bullet point under “Minimum and Maximum Limits for Distribution Payments” on page 46, please disclose where Guaranteed Minimum Distribution Payments that apply to the investor may be found.

Response: The Company has made the requested revisions.

76.	Comment: Under “Distribution Payment Frequency” on page 47, please more fully explain the relationship between the narrative disclosure and the Distribution Frequency Factor table.

Response: The Company has made the requested revisions.

77.	Comment: Please ensure that the examples for One Time Payments in Appendix D cover the operation of Loan Values described in the fourth paragraph of “One Time Payment.”

Response: The Company notes that the Loan Value calculation prior to the Distribution Start Date does not apply to the One-Time Payment. The Company has revised the One-Time Payment example in Appendix D to address Loan Value.

78.

Comment: In the table under “Voluntarily Suspending Distribution Payments” appearing on page 48, please confirm the alternatives in the middle column of the second row are supposed to share the same result in the last column of the second row. In that case, please revise to note that the instructions received in the latter instance are those received at the following Policy Anniversary.

Response: The Company has revised the 2nd and 3rd rows of the table to note that if we have not received instructions to reallocate Cash Value then it will remain in the Fixed Account until such time we are provided instructions.

79.

Comment: The “Operation of the Lifetime Lapse Prevention Benefit” subsection on page 49 states this benefit will not apply if there is an Excess Loan. The definition of an Excess Loan suggests the policy will be deemed to have an Excess Loan where Cash Value has been exhausted, even if there is no Policy Loan Balance at all. Since the benefit only works to cover periodic charges that are in excess of Cash Value, it appears the benefit would work only one time to cover unpaid charges, unless more premium is paid in, since the next periodic charge will create an Excess Loan. Please clarify supplementally if this is the case and, if so, please note this here, in the Summary and in the Risk Factors section.

Response: Respectfully, the Company declines to make the requested revisions. The Company notes that the definition of Excess Loan assumes there is an outstanding loan. The Lifetime Lapse Prevention Benefit is designed to cover periodic charges that are in

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excess of Cash Value, without more premium being paid in to the Policy, so long as the GDR remains in effect.

Acceleration of Death Benefit for Terminal Illness (page 50)

80.

Comment: The prospectus states that exercising this benefit will decrease the Face Amount “by a proportional percentage.” Please disclose how this differs from a dollar reduction in the Face Amount, and provide an example illustrating how this operates. Please also note that Face Amount is not the same as what is paid out as Policy Proceeds and cross reference to the section discussing how Policy Proceeds are determined.

Response: The Company has made the requested revisions.

Charges (page 52)

81.

Comment: The cost of insurance rates cited in the second to last paragraph under “Annual Cost of Insurance Charge,” appearing at the bottom of page 53, appear quite low. Please address the circumstances under which those costs would apply. Please also note in this section what representative costs are.

Response: The Company has made the requested revisions.

Your Right to Examine (page 58)

82.	Comment: Please include a brief description of this right in the Summary.

Response: Respectfully, the Company declines to add the requested disclosure to the Summary, as it has added a brief description of the Right to Examine on the Cover Page.

Appendix B

83.

Comment: The formula noted in footnote 3 is difficult to follow and the arithmetic calculation does not appear to yield the result displayed. In addition, it appears that the first equal sign in footnote 6 should be a plus sign. Please revise accordingly.

Response: The Company has made the requested revisions.

Appendix D

84.

Comment: The Guaranteed Minimum Distribution Payment section states that this amount may increase over time until the point Distribution Payments begin. This disclosure does not appear in the Guaranteed Distribution Rider section of the prospectus noting that Guaranteed Minimum Distribution Payments are declared at the beginning of the Policy. Please ensure that the disclosures in the Appendix and the Guaranteed Distribution Rider section prospectus are consistent.

Response: In the interest of consistency and to avoid investor confusion, the Company has removed the disclosure from Appendix D.

85.

Comment: Please ensure the second sentence in the second paragraph of the One Time Payment subsection, noting the available amount of a One Time Payment is accurately stated, and provide numbers for the interim steps yielding the stated result of $150,000.

Response: We have confirmed the disclosure in the 2nd sentence in the second paragraph is accurate per the contractual formula for calculating the One-Time payment

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(i.e., $150,000 is the contractual maximum for the One-Time Payment). We have further clarified how we determine the maximum One-Time Payment amount by adding the formula at the end of the 1st paragraph.

*            *            *

We appreciate the Staff’s review of and comments on the Registration Statement on Form S-3. If you have any questions or concerns about the responses set forth above, please call the undersigned at (212) 389-5080.

Very truly yours,

/s/ Dodie C. Kent

Dodie C. Kent

Partner

Eversheds Sutherland (US) LLP

cc:	Michele H. Abate, Vice President & Associate General Counsel, Brighthouse Financial and Alyson Saad, Managing Corporate Counsel, Brighthouse Financial